Exhibit 99.1

Applied Underwriters, Inc.® Selects Sapiens to Transform its Reinsurance Administration

Sapiens’ solution powers Applied Underwriters, Inc.® to automate its sophisticated, ceded reinsurance program and fuel growth

Raleigh, N.C., - April 5, 2022 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Applied Underwriters, Inc.®, a global risk services firm, selected Sapiens ReinsurancePro to automate their reinsurance administration, accounting, analysis and reporting. The solution will enable Applied Underwriters, Inc.® to replace their legacy process with a platform that is streamlined, consistent and financially correct.

Sapiens ReinsurancePro efficiently automates the underwriting and administration of reinsurance, including treaty and facultative, ceded, assumed and retroceded reinsurance.

“With the significant growth of our product offering and reinsurance portfolio, it is no longer sensible to track and book reinsurance activity manually. Sapiens was our clear front runner when selecting a new reinsurance administration system because of the comprehensive features and capabilities of the solution,” said Jeff Silver, Executive Vice President and General Counsel of Applied Underwriters, Inc.®  “Also, after years of utilizing Sapiens financial and compliance solutions with great satisfaction, we consider Sapiens as a trusted partner that provides superior expertise and support, empowering us with the tools to fuel our future growth.”

“Sapiens ReinsurancePro will enable Applied Underwriters, Inc.® to simplify and streamline their reinsurance administration,” said Jamie Yoder, Sapiens North America President & General Manager. “It automates complex accounting tasks and is flexible enough to change with new terms and conditions. We are extremely excited to extend our partnership with Applied Underwriters, Inc.® to release them from the cumbersome burden of manual processes and to empower their transformative journey.”

Created and designed exclusively for the reinsurance market by some of the industry’s leading experts, Sapiens ReinsurancePro manages the entire range of reinsurance contracts and activities for all lines of business. Built-in automation of contracts, calculations and processes provides flexible and full financial control of the reinsurance processes, including auditing requirements and statutory compliance. More than 100 insurers worldwide use Sapiens’ reinsurance solutions.

About Applied Underwriters, Inc.®

Applied Underwriters, Inc.® is a global risk services firm that helps businesses and people manage uncertainty through its business services, insurance and reinsurance solutions with all insurance companies rated A by A.M. Best Company.®. As a company, Applied Underwriters, Inc.® has been distinguished by its innovative approaches to client care and by its strong financial strength. Applied Underwriters, Inc.® operates widely throughout the US, UK, EU and Middle East. Its operational headquarters is located in Omaha, Nebraska. For more information visit https://www.auw.com/

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact

Shay Assaraf

Chief of Marketing, Sapiens

Shay.assaraf@sapiens.com

Investor’s Contact

Kimberly Rogers

Managing Director, Hayden IR

+1 541-904-5075

kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com